Exhibit 1
                                                                       ---------

                                   [Desc Logo]

                             NOTICE TO SHAREHOLDERS


                               DESC, S.A. DE C.V.



The Annual General Ordinary and Extraordinary Shareholders Meeting of DESC, S.A. de C.V., held on April 26, 2001, declared a cash dividend in the amount of 29 cents per currently outstanding share, payable in four quarterly installments on July 2001, October 2001, January 2002, and April 2002, for the equivalent of
7.25 Mexican cents per share.

The shareholders may receive the first installment of said dividend, equal to
7.25 Mexican cents per share, beginning on July 20th, 2001, at the offices of the corporation located at Paseo de los Tamarindos 400-B, 27th Floor, Col. Bosques de las Lomas, 05120 Mexico, D.F., against delivery of coupon 11 of the presently outstanding certificates. Shareholders whose shares are deposited in credit institutions or securities firms shall receive their dividends through said institutions or brokerage firms.

Such dividend is from the Consolidated Tax Accounts of the Corporation and is subject to the withholding set forth in the Income Tax Law in force, and in the general rules issued by the Ministry of Finance and Public Credit.

Further, the credit institutions or brokerage firms that have the aforesaid shares in custody or administration are advised that they must observe the provisions of Rules 3.8.3 and 3.31.20 of the Tax Miscellany Resolution in effect as of the dividend payment date, regarding to the procedures applicable for withholding in relation to dividend payments.



                  Mexico City, Federal District, July 3th, 2001

                            /s/ Ernesto Vega Velasco

                              ERNESTO VEGA VELASCO
                       Secretary of the Board of Directors





                                       4